# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anika Therapeutics, Inc., CIK 0000898437
CUSIP: 035255108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 32 WIGGINS AVENUE, BEDFORD, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 11/19/2025
Amends the filing with accession number 0000902664-23-004496
Filed by CIK 0001727492
Persons authorized to receive notices and communications: David Johnson, Caligan Partners LP, 780 Third Avenue, 30th Floor, New York, New York (NY), 10017, (646) 859-8204; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Caligan Partners LP (CIK 0001727492): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,130; sole dispositive power 0; shared dispositive power 1,435,130; aggregate amount beneficially owned 1,435,130 (9.95% of the class)
- David Johnson (CIK 0001785557): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,130; sole dispositive power 0; shared dispositive power 1,435,130; aggregate amount beneficially owned 1,435,130 (9.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Anika Therapeutics, Inc.
Address of issuer's principal executive offices: 32 WIGGINS AVENUE, BEDFORD, Massachusetts (MA), 01730
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned on August 17, 2023 (as amended, the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 14,421,219 shares of Common Stock outstanding as of October 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Caligan Fund and Caligan Accounts have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to an aggregate of 306,076 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 2.0% of the shares of Common Stock of the Issuer). The Derivative Agreements provide the Caligan Fund and Caligan Accounts with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Caligan Partners LP: /s/ David Johnson, David Johnson, Managing Partner (11/21/2025)
- David Johnson: /s/ David Johnson, David Johnson, individually (11/21/2025)